Exhibit 99.4

VOTING RESULTS

OF THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

CNH INDUSTRIAL N.V.

HELD ON

FRIDAY APRIL 14, 2017

As of March 17, 2017 – the record date for the Annual General Meeting (“AGM”) – CNH Industrial N.V.’s (the “Company”) issued share capital amounted to 1,362,976,869 common shares and 474,474,276 special voting shares, each share having a nominal value of one eurocent, including at that date 78,209,612 special voting shares held in treasury by the Company. Each share carries one vote. As of the same date the Company owned no common shares.

In total, 1,759,241,533 votes could be validly cast.

At the AGM 82.62% of all outstanding shares (common and special) in the capital of the Company were present or represented. The total number of voting rights at the AGM amounted to 1,453,546,947. In accordance with article 19, paragraph 12 of the Company’s Articles of Association, votes abstained have not been calculated as part of the votes cast.

In accordance with Section 2:120 paragraph 5 of the Dutch Civil Code, the outcome of the votes on the proposals discussed at the AGM is as follows:

RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	VOTES ABSTAIN
Resolution 2.c.	1,451,420,297	99.85464	2,112,818	0.14536	1,453,533,115	13,832
Resolution 2.d.	1,451,920,446	99.88865	1,618,490	0.11135	1,453,538,936	8,011
Resolution 2.e.	1,450,093,276	99.76730	3,382,176	0.23270	1,453,475,452	71,495
Resolution 3.a.	1,329,817,287	91.49408	123,628,972	8.50592	1,453,446,259	100,688
Resolution 3.b.	1,451,265,660	99.84485	2,255,159	0.15515	1,453,520,819	26,128
Resolution 3.c.	1,452,168,099	99.90720	1,348,884	0.09280	1,453,516,983	29,964
Resolution 3.d.	1,436,960,476	98.86073	16,559,455	1.13927	1,453,519,931	27,016
Resolution 3.e.	1,448,669,334	99.66633	4,849,936	0.33367	1,453,519,270	27,677
Resolution 3.f.	1,448,478,310	99.65331	5,039,230	0.34669	1,453,517,540	29,407
Resolution 3.g.	1,448,583,278	99.66034	4,937,028	0.33966	1,453,520,306	26,641
Resolution 3.h.	1,449,251,573	99.70647	4,266,520	0.29353	1,453,518,093	28,854
Resolution 3.i.	1,450,201,094	99.77171	3,318,253	0.22829	1,453,519,347	27,600
Resolution 3.j.	1,449,128,526	99.69791	4,390,930	0.30209	1,453,519,456	27,491
Resolution 3.k.	1,448,574,136	99.65986	4,944,059	0.34014	1,453,518,195	28,752
Resolution 4.	1,450,726,975	99.83185	2,443,541	0.16815	1,453,170,516	376,431
Resolution 5.	1,451,020,639	99.85494	2,107,840	0.14506	1,453,128,479	418,468

April 27, 2017

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